Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, CA 91748
Tel: (626) 581-8878

July 10, 2009

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Sean Donahue

Re:
Songzai International Holding Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Quarter Ended September 30, 2008
Filed November 14, 2008
File No. 333-66994

Dear Mr. Donahue:

Per our telephone discussion today, Songzai International Holding Group Inc. intends to respond to the Staff’s comments of June 5, 2009 on or before July 24, 2009.  If you have any questions, please do not hesitate to contact Francis Chen of Richardson & Patel LLP by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

Songzai International Holding Group Inc.

By:	/s/ Yvonne Zhang
Chief Financial Officer